UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Nymox Pharmaceutical Corporation
(Name of Issuer)Common Shares
(Title of Class of*
Securities)67076P102
(CUSIP Number)James G. Robinson; 10 E. Lee Street,*
Suite 2705 Baltimore, MD 21202; 410-752-1414
(Name, Address and Telephone Number*
of Person Authorized to Receive Notices and Communications)
05/18/2015
(Date of*
Event which Requires Filing of this Statement)
If the filing person has*
previously filed a statement on Schedule 13G to report the acquisition*
that is the subject of this Schedule 13D, and is filing this schedule because*
of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box[   ].*
Note: Schedules filed in paper format shall include a signed original and five* copies of the schedule, including all exhibits. See 240.13d-7(b) for other* parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's* initial filing on this form with respect to the subject class of securities,* and for any subsequent amendment containing information which would alter* disclosures provided in a prior cover page. The information required on the* remainder of this cover page shall not be deemed to be "filed" for the purpose* of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise* subject to the liabilities of that section of the Act but shall be subject* to all other provisions of the Act (however, see the Notes).*
SCHEDULE 13D*
CUSIP No.
67076P1021*

NAMES OF REPORTING PERSONS*
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)*


James G. Robinson*

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


(a)[   ]*
(b)[   ]
*
3
SEC USE ONLY*

4
SOURCE OF FUNDS (See Instructions)

PF*

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS*
2(D) OR 2(E)[   ]*

6
CITIZENSHIP OR PLACE OF ORGANIZATION*


United States of America
*
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*

7
SOLE VOTING POWER


2,167,550

8*

SHARED VOTING POWER


-0-*


9
SOLE DISPOSITIVE POWER


2,167,550

10*

SHARED DISPOSITIVE POWER


-0-*

11
 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,167,550*

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions)*


X  45,050  shares held in trust for the benefit of the children of Mr. Robinson*

13
 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.66%
*
14
TYPE OF REPORTING PERSON (See Instructions)

IN*
Item 1.	Security and Issuer*
Nymox Pharmaceutical Corporation*
Common Stock*
9900 Cavendish Boulevard
St. Laurent, Quebec, Canada
H4M 2V2
Item 2.	Identity and Background
(a)  James G. Robinson
(b)  10 E. Lee Street, Suite 2705 Baltimore, MD 21202
(c) Chief Executive Officer, Morgan Creek Productions, 10351 Santa Monica Blvd,* Los Angeles CA, 90025
(d)  N/A
(e)  N/A
(f)  United States of America
Item 3.	Source and Amount of Funds or Other Considerations
Personal funds used to acquire $7,008,412.50 basis in stock
Personal funds used to acquire $196,470.50 held in trust for James G.* Robinson's children*
Item 4.	Purpose of Transaction
Purpose of transaction is for profit. James G. Robinson has been recently* elected as a board member effective 07/28/2015.*
Item 5.	Interest in Securities of the Issuer
(a)	   2,167,550 shares comprising 5.66% of total common shares outstanding
(b)	  2,167,550 shares
(c)	 N/A
(d)	 N/A
(e)	 N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect*
to Securities of the Issuer  N/A
Item 7.	Material to Be Filed as Exhibits - N/A
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify* that the information set forth in this statement is true, complete and correct.*


Dated

/s/

Signature



Name/Title

The original statement shall be signed by each* person on whose behalf the statement is filed or his authorized representative.* If the statement is signed on behalf of a person by his authorized* representative (other than an executive officer or general partner of this* filing person), evidence of the representative's authority to sign on behalf* of such person shall be filed with the statement, provided, however, that a* power of attorney for this purpose which is already on file with the Commission* may be incorporated by reference. The name and any title of each person who* signs the statement shall be typed or printed beneath his signature.*
Attention: Intentional misstatements or omissions of fact constitute Federal* criminal violations (See 18 U.S.C. 1001).*
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